Nasdaq Regulation



Arnold Golub
Vice President
Deputy General Counsel

February 5, 2025

Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Division of Corporation Finance:

This is to certify that on February 5, 2025, The Nasdaq Stock Market LLC (the "Exchange") received from MicroStrategy Incorporated (the "Registrant") a copy of the Registrant's application on Form 8-A 12(b) for the registration of the following security:


8.00% Series A Perpetual Strike Preferred Stock, $0.001 par value per share


We further certify that the security described above has been approved by the Exchange for listing and registration upon official notice of issuance.

We understand that the Registrant is seeking immediate acceleration of the effective date of registration, and we hereby join in such request.

Sincerely,